Exhibit 12.1

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	2004	2003	2002	2001	2000
Earnings:

Income (loss) before income taxes	$(861)	$218	$(1,220)	$(670)	$435
Less: Income (loss) from less than 50% owned investees	8	18	37	(5)	92
Add:
Rent expense representative of interest (1)	248	253	247	237	229
Interest expense net of capitalized interest	505	441	385	326	316
Interest of preferred security holder	—	25	25	25	27
Amortization of debt discount and expense	30	24	17	14	11
Amortization of interest capitalized	8	10	5	4	4
Adjusted earnings	$(78)	$953	$(578)	$(59)	$930

Fixed charges:

Rent expense representative of interest (1)	$248	$253	$247	$237	$229
Interest expense net of capitalized interest	505	441	385	326	316
Interest of preferred security holder	—	25	25	25	27
Amortization of debt discount and expense	30	24	17	14	11
Capitalized interest	8	10	25	29	23
Fixed charges	$791	$753	$699	$631	$606

Ratio of earnings to fixed charges	— (2)	1.27	— (2)	— (2)	1.53

(1)           Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)                                 Earnings were inadequate to cover fixed charges by $869 million, $1.28 billion and $690 million for the years ended December31, 2004, 2002 and 2001, respectively.